Filed pursuant to Rule 424(b)(3)

Registration No. 333-266465

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated August 8, 2022)

ProFrac Holding Corp.

Up to 1,545,575 shares of Class A common stock

This prospectus supplement supplements the prospectus dated August 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266465). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,545,575 shares of Class A common stock of ProFrac Holding Corp., a Delaware corporation. We will not receive any of the proceeds from such sales of the shares of our Class A common stock by the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “ACDC” and “ACDCW.” The last reported sales price of our Class A common stock and public warrants on the Nasdaq Global Select Market on January 12, 2023 was $24.68 per share and $0.0320 per warrant, respectively.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 36 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 12, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2023

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41388	87-2424964
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 Shops Boulevard, Suite 301 Willow Park, Texas	76087
(Address of principal executive offices)	(Zip Code)

(254) 776-3722

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, par value $0.01 per share	ACDC	The Nasdaq Global Select Market
Warrants, each 124.777 warrants exercisable for one share of Class A common stock at an exercise price of $717.47 per share	ACDCW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth in Item 5.02 below is incorporated by reference into this Item 1.01.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 11, 2023, the Board of Directors (the “Board”) of ProFrac Holding Corp., a Delaware corporation (the “Company”), approved the following actions, each effective as of January 13, 2023 (the “Effective Date”):

(i)

the size of the Company’s Board was increased from five to six members, in accordance with the Amended and Restated Certificate of Incorporation (as currently in effect, the “Charter”) and the Amended and Restated Bylaws of the Company;

(ii)	Mr. Coy Randle was promoted from the position of Chief Operating Officer to become a member of the Board, filling the vacancy created by the increase in Board size described above; and

(iii)	Mr. Phillip Blaine Wilbanks, the Company’s Senior Vice President of Operations, was promoted to the position of Chief Operating Officer.

Coy Randle – Mr. Randle, 61, joined the Company in May 2018 as the Company’s Senior Vice President of Operations, and has served as the Company’s Chief Operating Officer since October 2018. Mr. Randle has over 40 years of experience in the energy industry. Prior to joining the Company, Mr. Randle provided technical consulting services for New Tech Global Ventures, LLC from 2017 to May 2018. Prior to that, Mr. Randle served as Chief Operating Officer of FTS International, Inc. (“FTSI”), now an indirect subsidiary of the Company, from March 2010 to October 2015, as Senior Vice President of Operations from January 2008 to March 2010, and as Division Manager from March 2007 to January 2008. As a director, Mr. Randle will be entitled to the compensation payable to the Company’s non-employee directors under the Company’s director compensation program.

Consulting Agreement – In addition to his promotion to the Board, Mr. Randle entered into a Consulting Agreement with the Company, effective as of the Effective Date, pursuant to which Mr. Randle will provide general operational advice to the Company and its direct and indirect operating subsidiaries, reporting to the Company’s Executive Chairman, in exchange for an annual fee of $200,000. The Company will also pay healthcare insurance premiums on behalf of Mr. Randle and will allow Mr. Randle to use a company vehicle for the duration of the Consulting Agreement. The Consulting Agreement has a term of one (1) year, provided that it will automatically renew for one (1) additional year unless either party notifies the other in writing at least thirty (30) days prior to the initial one-year termination date. Either party may terminate the Consulting Agreement at any time upon fourteen (14) days’ written notice. The Consulting Agreement contains certain confidentiality, assignment of intellectual property, and non-competition provisions, as well as a general release of claims. The independent members of the Company’s Audit Committee approved the Consulting Agreement.

First Amendment to Stockholders’ Agreement – Mr. Randle is being appointed to the Board as a designee of Farris Wilks under the Stockholders’ Agreement, dated as of May 17, 2022, by and among the Company and the Principal Stockholders (as defined therein) (the “Stockholders’ Agreement”). In connection with the increase to the size of the Board and Mr. Randle’s promotion to the Board, the Stockholders’ Agreement was amended by the parties thereto to (i) account for the increased size of the Board, (ii) increase the number of directors that the Farris Parties (as defined therein) have the right to designate to the Board thereunder from one to two, (iii) reflect that Mr. Randle is a “Farris Designee” (as defined therein), and (iv) make certain other conforming amendments. The Principal Stockholders consented to the increase to the size of the Board, and the independent members of the Company’s Audit Committee approved the amendment to the Stockholders’ Agreement (the “First Amendment to Stockholders’ Agreement”).

Phillip Blaine Wilbanks – Mr. Wilbanks, 39, has served as the Company’s Senior Vice President of Operations since August 2018. Prior to joining ProFrac, he spent 13 years at FTSI, serving in multiple roles of increasing responsibility, including Director of Engineering and Chief Operating Officer of FTSI’s joint venture in China. Mr. Wilbanks holds a B.S. in Petroleum Engineering from Texas A&M University, and an M.B.A. from The Pennsylvania State University.

Employment Agreement – In connection with Mr. Wilbanks’s appointment as the Company’s Chief Operating Officer, the Company entered into an executive employment agreement with Mr. Wilbanks, effective as of the Effective Date (the “Employment Agreement”). The Employment Agreement provides for an initial term of one (1) year and will renew for subsequent one (1) year periods, unless the Company provides written notice of non-renewal at least ninety (90) days prior to the end of the then-current term. Additionally, the Employment Agreement provides for a base salary of $375,000 per annum, which may be adjusted annually in the discretion of the compensation committee of the board of directors. The Company may terminate Mr. Wilbanks’ employment for Cause or without Cause and Mr. Wilbanks may terminate his employment for Good Reason or without Good Reason (as such terms are defined in the Employment Agreement). In the event Mr. Wilbanks’s employment is terminated by the Company without Cause or by Mr. Wilbanks for Good Reason, Mr. Wilbanks will be entitled to a severance payment in an amount equal to (i) his base salary in effect on the date of termination and (ii) his prior year’s annual bonus, adjusted to reflect the percentage of days worked in the year terminated.

Mr. Wilbanks will be entitled to participate in the Company’s various incentive compensation programs, including without limitation the Company’s 2022 Long Term Incentive Plan.

Indemnification Agreement – Also, in connection with Mr. Wilbanks’s appointment as the Company’s Chief Operating Officer, the Company entered into an indemnification agreement with Mr. Wilbanks, effective as of the Effective Date (the “Indemnification Agreement”). The Indemnification Agreement, which is the same form of indemnification agreement the Company has entered into with its directors and other officers, requires the Company to indemnify Mr. Wilbanks to the fullest extent permitted under Delaware law against liability that may arise by reason of his service to the Company as an officer, and to advance expenses incurred as a result of any proceeding against him as to which he could be indemnified.

The foregoing descriptions of the Consulting Agreement, the First Amendment to Stockholders’ Agreement, the Employment Agreement, and the Indemnification Agreement are not complete and are qualified in their entirety by reference to the full text of the Consulting Agreement, the First Amendment to Stockholders’ Agreement, the Employment Agreement, and the Indemnification Agreement, which are attached as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K and are incorporated into this Item 5.02 by reference.

Item 8.01 Other Events.

Second Amended and Restated Charter – In connection with the increase to the size of the Board and the promotion of Mr. Randle to the Board as a Farris Designee, certain of the Principal Stockholders representing at least a majority of the Company’s outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, adopted, pursuant to a written consent, an amendment and restatement of the Company’s Charter (the “Second A&R Charter”). The Second A&R Charter effects amendments to the Company’s Charter relating to the special voting power of the Wilks Directors (as defined therein) to account for the increase in the size of the Board and the increase in the number of directors that the Farris Parties (as defined in the Stockholders’ Agreement) have the right to designate to the Board, pursuant to the First Amendment to Stockholders’ Agreement, from one to two. Such amendments are generally intended to maintain (i) the special voting powers of the Wilks Directors, collectively, in meetings of the Board and any applicable Board committees, and (ii) the relative special voting powers of the “Farris Directors,” on the one hand, and the “THRC Directors,” on the other hand (as each such term is defined in the Second A&R Charter). In accordance with applicable rules of the Securities and Exchange Commission (the “SEC”), the Company anticipates distributing to the Company’s stockholders an information statement relating to the Second A&R Charter (the “Information Statement”). The Second A&R Charter will become effective only upon the filing of the Second A&R Charter with the Secretary of State of the State of Delaware, which shall not occur until at least twenty (20) calendar days after distribution of the Information Statement in accordance with applicable SEC rules.

The foregoing description of the Second A&R Charter is not complete and is qualified in its entirety by reference to the full text of the form of Second A&R Charter, which is attached as Exhibit 10.5 to this Current Report on Form 8-K and incorporated into this Item 8.01 by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Consulting Agreement, effective as of January 13, 2023 between ProFrac Holding Corp. and Mr. Coy Randle.

10.2	First Amendment to Stockholders’ Agreement, effective as of January 13, 2023 between ProFrac Holding Corp. and the stockholders party thereto.

10.3	Employment Agreement, effective as of January 13, 2023, between ProFrac Holding Corp. and Phillip Blaine Wilbanks.

10.4	Indemnification Agreement (Phillip Blaine Wilbanks).

10.5	Form of Second Amended & Restated Certificate of Incorporation of ProFrac Holding Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

Date: January 12, 2023